Filed Pursuant to Rule 433

Registration Statement No. 333-199966

Pricing Sheet to the Prospectus and Prospectus Supplement, each dated November 7, 2014, the Underlying Supplement No. 1a-I dated November 7, 2014, the Product Supplement No. 4a-I dated November 7, 2014 and the Preliminary Pricing Supplement dated September 9, 2015

Medium-Term Notes, Series E
$42,870,000
Leveraged Basket-Linked Notes due 2019

Pricing Terms

Issuer: JPMorgan Chase & Co.

Basket: an unequally-weighted basket of the ordinary shares of the 25 Spanish companies included in the MSCI Spain 25/50 Index

Basket stocks: Abertis Infraestructuras SA, ACS Actividades de Construccion y Servicios SA, Aena SA, Amadeus IT Holding SA, Banco Bilbao Vizcaya Argenta, Banco De Sabadell SA, Banco Popular Espanol, Banco Santander SA, Bankia SA, Bankinter, S.A., Caixabank SA, Distribuidora Internacional de Alimentacion SA, Enagas SA, Endesa SA, Ferrovial SA, Gas Natural SDG SA, Grifols SA, Iberdrola SA, Inditex, International Consolidated Airlines Group SA, Mapfre SA, Red Electrica Corporacion SA, Repsol SA, Telefonica SA, Zardoya Otis SA

Principal amount: each note will have a principal amount of $1,000; $42,870,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•       if the final basket level is greater than or equal to the cap level, the maximum settlement amount;

•       if the final basket level is greater than the initial basket level but less than the cap level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the basket return; or

•       if the final basket level is equal to or less than the initial basket level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the basket return

Initial basket level: 100

Final basket level: the closing level of the basket on the determination date. In certain circumstances, the final basket level will be subject to adjustment described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” on page PS-45 of the accompanying product supplement, “General Terms of Notes — The Underlyings — Reference Stock — Anti-Dilution Adjustments” on page PS-55 of the accompanying product supplement or “General Terms of Notes — The Underlyings — Reference Stock — Reorganization Events” on page PS-59 of the accompanying product supplement.

Closing level of the basket: notwithstanding anything to the contrary contained in the accompanying product supplement no. 4a-I, the closing level of the basket shall equal the sum of the products of, for each of the basket stocks, (i) the stock price of such basket stock times (ii) the applicable multiplier for such basket stock

Multiplier: for each of the basket stocks, the quotient of (i) the initial weight for such basket stock multiplied by 100 divided by (ii) the initial stock price for such basket stock

Basket return: the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a percentage

Upside Participation Rate: 300.00%

Cap level: 125.00% of the initial basket level

Maximum settlement amount: $1,750.00

Trade date: September 11, 2015

Original issue date (settlement date): September 18, 2015

Determination date: December 11, 2019, subject to postponement in the event of a market disruption event as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” in the accompanying product supplement no. 4a-I

Stated maturity date: December 16, 2019, subject to postponement in the event of a market disruption event as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

CUSIP no.: 48125U3Y6

Original issue price: 100.00% of the principal amount

Underwriting commission/discount: 4.00% of the principal amount                                         Net proceeds to the issuer: 96.00% of the principal amount

The estimated value of the notes as determined by J.P. Morgan Securities LLC, which we refer to as JPMS, when the terms of the notes were set, was $939.50 per $1,000 principal amount note.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4a-I, underlying supplement no. 1a-I, the preliminary pricing supplement and this pricing sheet if you so request by calling toll-free 866-535-9248.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Pricing Sheet dated September 11, 2015.